Exhibit 99.2

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

March 10, 2017

Board of Directors

Heritage NOLA Bancorp, Inc.
Heritage Bank of St. Tammany
205 North Columbia Street

Covington, Louisiana 70433

Re:	Plan of Conversion
Heritage Bank of St. Tammany

Members of the Board of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Board of Directors of Heritage Bank of St. Tammany. Pursuant to the Plan, Heritage Bank of St. Tammany will convert from the mutual form of organization to the stock form of organization. In connection with the Plan, Heritage Bank of St. Tammany has organized a new Maryland stock holding company named Heritage NOLA Bancorp, Inc. (the “Company”), which will sell shares of common stock in a public offering. When the conversion is completed, all of the capital stock of Heritage Bank of St. Tammany will be owned by the Company and all of the common stock of the Company will be owned by public stockholders.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans including Heritage Bank of St. Tammany’s employee stock ownership plan (the “ESOP”); (3) Supplemental Eligible Account Holders; and (4) Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community or syndicated community offering offerings but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP Financial, LC.

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